Exhibit 99.1

September 3, 2014

The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Via MAGNA	Via MAGNA

Dear Sirs,

Re: Gazit-Globe Ltd. (the “Company”) – Update to Special Notice to Shareholders who hold our Ordinary

Shares through members of the the New York Stock Exchange and the Toronto Stock Exchange

Further to Exhibit 99.2 to the Company’s Current Report on Form 6-K that was furnished to the Securities and Exchange Commission on August 6, 2014 regarding the General Meeting of the Shareholders scheduled for September 4, 2014 (the “Original Report”), the Company would like to report that the results of the vote on Item 1 on the agenda of the aforementioned, namely, “the approval of the renewal of the Management Agreement (including the adjustment to the management fees) and the Non-Competition Agreement, that are included in the 2012 Agreement, between the Company and the Norstar Group,” will not be published following the adjournment of the General Meeting of Shareholders. The results will instead be published following a second, special meeting to be held at 11:00 a.m. (Israel time) on Sunday, September 7, 2014, at our offices at 1 Hashalom Road, Tel-Aviv, Israel.

Shareholders of record at the close of business on August 18, 2014 are entitled to continue to vote on this matter either by mailing in your proxy or in person by attending the meeting on this matter. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used.

If you are a registered shareholder and have voted already, you may change your vote at any time prior to the exercise of authority granted in the proxy by (i) delivering a written notice of revocation to the Company’s Secretary, at the address of the Company set forth herein, (ii) granting a new proxy bearing a later date, or (iii) attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee, or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your Ordinary Shares, by attending the Meeting and voting in person.

Further to the Original Report, the Company would like to add the following, additional disclosure to Exhibit 99.2, Appendix A, “Gazit-Globe Ltd. (the “Company”) – Transaction Report, Part 2,” just under Section 5.1 of Section 5 (“Method of determining the consideration for the transaction described in section 1.1”):

The officers and employees who are engaged in providing the services include (the percentages in parentheses represent the proportion of the officer’s time that is devoted to providing the services): the Company’s President, Mr. Aharon Soffer (5%), the Company’s Senior Executive Vice President and Chief Financial Officer, Mr. Gil Kotler (10%), who also serves as Controller of Norstar, the VP of Corporate Responsibility, Ms. Varda Zuntz (10%), who also serves as the Company Secretary of Norstar, the Company’s Vice President and Controller, Mr. Rami Vaisenberger (10%), the Company’s VP Finance, Mr. Ronen Geles (10%). In addition, other employees are also engaged in providing the services, with the time devoted by them to providing the services ranging from 5%-20%, with one employee devoting 30% of her time.

The amount paid with respect to each of the officers or employees is derived from the cost of employing the officer or employee at the Company, excluding variable components (specifically, bonuses and equity compensation), multiplied by the proportion of the time of that officer or employee which is devoted to providing the services.

The part of the monthly Management Fees that is attributable to the cost of employing the officers and employees amounts to NIS 83 thousand (of which, NIS 10.5 thousand is with respect to Mr. Aharon Soffer, NIS 17 thousand is with respect to Mr. Gil Kotler, NIS 25.4 thousand is with respect to the other officers and NIS 30.3 thousand is with respect to the employees); the balance of the monthly Management Fees, NIS 39 thousand, is attributable to overhead costs, which includes rent, information technology, vehicles, electricity, municipal taxes and water, office maintenance, refreshments, communications and consulting expenses.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.